Mail Stop 3561

October 7, 2008

Via Fax & U.S. Mail

Mr. Ole B. Hjertaker
Chief Financial Officer
SHIP FINANCE INTERNATIONAL LIMITED
Par-la-Ville Place
14 Par-la-Ville Road
Hamilton, HM 08, Bermuda

Re: Ship Finance International Limited
Form 20-F for the year ended December 31, 2007
Filed March 17, 2008
File No. 1-32199

Dear Mr. Hjertaker:

We have reviewed your filing and have the following comments. We think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label “corresp” with a copy to the staff. Please respond within ten (10) business days.

Form 20-F (Fiscal Year Ended December 31, 2007)

Operating and Financial Review and Prospectus

Contractual Commitments, page 58

1. We generally believe that registrants should include scheduled interest rates in the table in order to increase the transparency of cash flow. To the extent that interest rates are variable and unknown, you may use your judgment to determine whether or not to include estimates of future cash payments. You may also determine the appropriate methodology to estimate these interest payments. The methodology and your significant assumptions should be described in an accompanying footnote where estimates have been utilized. Regardless of whether you decide to include variable interest payments or not, a footnote to the table should clarify the action taken. If interest payments have been excluded from the table, then additional information should be provided as to the significant terms of the debt as well as any additional information that is material to an understanding of the company's cash requirements.

2. Please also evaluate whether or not you can reasonably estimate the amount and/or timing of payments you will be obligated to make under interest rate swap agreements to determine whether meaningful information can be provided in the table for these agreements. If the swap is structured in such a way as to be a fixed rate loan, then you should provide the information. Finally, please note that if market interest rates have moved such that you are in a position of receiving cash rather than paying cash under these agreements, cash receipts should not be included in the table.

3. Further, it appears the $2.3 billion total of "Floating rate debt" shown in the table inadvertently includes the $449 million of 8.5% Senior Notes. In this regard, Note 15 to the audited financial statements and elsewhere in MD&A discloses that your "floating rate debt" approximates $1.8 billion instead.

Financial Statements

Note 1. General, page F-7

4. We note from the disclosure here and on page 16 that you are a holding company with no significant assets other than the equity interests in your subsidiaries. It appears that the disclosures specified by Schedule I (Article 12-04) may be required in your annual reports.

Note 2. Accounting Policies

Investment in Finance Leases, page F-9

5. Consider expanding the tabular disclosure under Item 4.D "Property, Plant and Equipment" on page 36 to specify for each vessel, the lease classification for accounting purposes.

Derivatives: Total Return Equity Swaps, page F-11

6. Please expand your disclosure here, in Note 20 and in MD&A-"Derivatives," to disclose the expected settlement date(s) of the Total Return Swap ("TRS") transactions that have been entered into, and indicate when you anticipate your share repurchase program will begin. Also tell us the basis in GAAP for the accounting methodology you are applying to these instruments.

CEO and CFO Certifications at Exhibits 12 and 13

7. In the date section of each of the Certifications, please ensure that the "day" of the month is also included, as it appears to have been inadvertently omitted. In this regard, we note that only the "month" and "year" have been reflected.

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        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief